UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TENET HEALTHCARE CORPORATION
 (Name of Issuer)

Common Stock, $0.05 par value per share
 (Title of Class of Securities)

88033G407
 (CUSIP Number)

Mark Horowitz
Co-President
Glenview Capital Management
767 Fifth Avenue, 44th Floor
New York, NY 10153
(212) 812-4700
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 88033G407		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 52,394 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 100,872,933 Shares outstanding, which is the sum of (i) the 100,820,539 Shares reported as outstanding as of July 31, 2017 in the Company’s Form 10-Q, filed August 7, 2017, and (ii) the 52,394 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

CUSIP No: 88033G407		Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,942,624 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,942,624 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,942,624 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) Includes 52,394 Shares (as defined herein) payable to Glenview Capital Management, LLC upon settlement of Restricted Stock Units (as defined herein).

(2) Based on a total of 100,872,933 Shares outstanding, which is the sum of (i) the 100,820,539 Shares reported as outstanding as of July 31, 2017 in the Company’s Form 10-Q, filed August 7, 2017, and (ii) the 52,394 Shares issuable by the Company upon settlement of the Restricted Stock Units which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

SCHEDULE 13D

Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on February 1, 2016, and Amendment No. 2 filed on August 18, 2017  (collectively the “Schedule 13D”) relating to the Common Stock, par value $0.05 per share (the “Shares”), of Tenet Healthcare Corporation, (the “Issuer” or the “Company”), whose principal executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  On January 18, 2016, Glenview Capital Management and the Glenview Funds (collectively, the “Glenview Parties”) entered into a Support Agreement with the Company, pursuant to which, among other things, the Company agreed to increase the size of its Board by two directors and appoint two senior employees of Glenview Capital Management, Matthew Ripperger and Randy Simpson (together with Mr. Ripperger, the “Glenview Designees”), to fill the newly-created vacancies, effective as of the date of Support Agreement.  The Support Agreement was previously summarized in, and filed as an exhibit to, this Statement.

Resignations of Glenview Designees

                                The Glenview Designees resigned from the Company’s Board of Directors, effective as of August 17, 2017, due to irreconcilable differences regarding significant matters impacting the Company and its stakeholders.  A copy of the resignation letter is attached hereto as Exhibit F.  Pursuant to the Support Agreement, the Standstill Period (as defined in the Support Agreement) expired 15 days after the date that the Glenview Designees ceased to serve as directors.  After the expiration of the Standstill Period, the Reporting Persons have engaged in and may continue to engage in communications with shareholders of the Company and other relevant parties regarding the Company in an effort to further explore ways to strengthen the Company and enhance shareholder value.  The Reporting Persons may determine to take any or all customary steps to pursue opportunities, which could include consideration of the following:

i)	alternatives for strengthening patient satisfaction and operating efficiency at the Company;

ii)	alternatives to strengthen the Company’s financial performance and position;

iii)	alternatives for strengthening leadership and governance at the Company; and/or

iv)	strategic alternatives for one or more of the Company’s assets or divisions or the Company as a whole.

Post-Resignation Developments

Following the resignation of the Glenview Designees, on August 31, 2017, the Company announced that (i) Chairman and CEO Trevor Fetter will step down from his roles as director and chief executive officer at the earlier of March 15, 2018 or when a successor is appointed, (ii) current independent lead director Ronald A. Rittenmeyer became executive chairman effective August 31, 2017, (iii) the Board has hired Russell Reynolds Associates to conduct a search for a new Chief Executive Officer (the “CEO Search”) and (iv) the Company has commenced a process to refresh the composition of its Board (the “Board Refreshment”).

In response to this announcement, the Reporting Persons have determined from time to time to engage with the Board and other relevant parties in connection with (i) the CEO transition and search, including a clarification of the separation of duties between the Executive Chairman and the current CEO, (ii) Board Refreshment, (iii) timing of the Company’s 2018 annual meeting of shareholders, (iv) the recently adopted “Poison Pill” Shareholder Rights Plan, (v) the selection of or appointment of fresh independent financial advisors, and (vi) strategic alternatives for the Company, including the possible sale of one or more of the Company’s assets or divisions or the Company as a whole including the creation of an independent committee within the Board to supervise and oversee such a review.

Additionally, the Reporting Persons may take other action, either alone or in coordination with other shareholders of the Company or other parties.  The Reporting Persons may acquire additional shares of the Company or may sell some or all of the shares of the Company currently beneficially owned by the Reporting Persons.  Except as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

SCHEDULE 13D

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Mark J. Horowitz
Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

September 13, 2017